UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.  4)


Bitstream, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

91736108
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


October 22, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]




1.	Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P.(1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  WC

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
1,577,927 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
1,577,927 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,927 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
15.7% (3)

14.	Type of Reporting Person
               PN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,577,927 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4. 	Source of Funds (See Instructions)  AF

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
1,577,927 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
1,577,927 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,927 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
15.7% (3)

14.	Type of Reporting Person
               IA

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,577,927 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
1,577,927 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
1,577,927 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,927 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
15.7% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,577,927 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
1,577,927 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
1,577,927 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,927 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
15.7% (3)

14.	Type of Reporting Person
               IN
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,577,927 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
1,577,927 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
1,577,927 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,927 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
15.7% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,577,927 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



1.	Names of Reporting Persons
Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
1,577,927 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
1,577,927 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,927 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 9
15.7% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,577,927 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 10,063,307 shares of common stock outstanding as of August 14,
2010, as reported on the Company's Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010.



EXPLANATORY NOTE

       This Amendment No. 4 amends the Schedule 13D filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on April 20, 2010, as amended on July 15, 2010, August 18, 2010 and September 23, 2010 with respect to the Class A Common Stock, par value $0.01 per share (the "Common Stock") of Bitstream, Inc., a Delaware corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Class A Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 5.  Interest in Securities of the Issuer

       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:
        (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,577,927 shares of Common Stock, which constitutes 15.7% of the total number shares of Common Stock outstanding as of August 14, 2010, as reported in the Company's Form 10-Q for the period ended June 30, 2010.

       (c) During the past 60 days, Columbia Pacific Opportunity Fund, L.P. has engaged in the following open-market transactions in the Common Stock:
Date		Shares Purchased	Price
8/30/2010	 5,200			6.0471
8/31/2010	   500			6.07
9/01/2010	 1,800			6.0916
9/02/2010	 3,496			6.0286
9/03/2010	 2,000			6.1225
9/07/2010	 2,200			6.092
9/09/2010	13,000			6.0911
9/10/2010	31,398			6.2143
9/13/2010	16,264			6.2488
9/14/2010	 2,102			6.4321
9/15/2010	 4,746			6.4102
9/16/2010	 2,001			6.449
9/17/2010	20,743			6.4894
9/20/2010	 6,451			6.797
9/21/2010	 7,600			6.6761
9/22/2010	15,800			6.6215
9/23/2010	 8,400			6.635
9/24/2010	17,100			6.7939
9/27/2010	 2,465			6.7234
9/28/2010	 2,507			6.7015
9/29/2010	   400			6.85
9/30/2010	16,923			6.7865
10/01/2010	 1,300			6.8329
10/04/2010	 1,800			6.8444
10/05/2010	 3,887			6.834
10/06/2010	   500			6.904
10/07/2010	 2,800			6.882
10/08/2010	   400			6.945
10/11/2010	   990			6.8642
10/12/2010	 3,536			6.769
10/13/2010	 6,800			6.80
10/14/2010	 6,700			6.7663
10/15/2010	 4,000			6.7988
10/18/2010	 4,100			6.8099
10/19/2010	 1,300			6.77
10/20/2010	 1,100			6.7673
10/21/2010	 3,500			6.7483
10/22/2010	 9,200			6.6881
10/25/2010	10,800			6.7828
10/26/2010	   900			6.8866
10/27/2010	 1,600			6.89
10/28/2010	   300			6.9667





	SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.(1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of Columbia Pacific
				Advisors, LLC, its general partner


Dated:  October 28, 2010	COLUMBIA PACIFIC ADVISORS, LLC(1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member


Dated:  October 28, 2010	/s/ Alexander B. Washburn
				Alexander B. Washburn(1)


Dated:  October 28, 2010	/s/ Daniel R. Baty
				Daniel R. Baty(1)


Dated:  October 28, 2010	/s/ Stanley L. Baty
				Stanley L. Baty(1)


Dated:  October 28, 2010	/s/ Brandon D. Baty
				Brandon D. Baty(1)


(1)	This amendment is being filed jointly by Columbia Pacific
Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated April 16, 2010 and included with the initial Schedule 13D filed on April 20, 2010 (the "Joint Filing Agreement"). The Joint Filing Agreement is incorporated herein by reference.